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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

The Perficient 401(k) Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Perficient, Inc.
7600B North Capital of Texas Highway, Suite 340
Austin, Texas 78731

The Perficient 401(k) Employee Savings Plan
Financial Statements
and Supplemental Schedule
Years ended December 31, 2001 and 2000

INDEPENDENT AUDITOR'S REPORT

The Trustees
The Perficient 401(k) Employee Savings Plan
Austin, Texas

        We have audited the accompanying statements of net assets available for benefits (Form 5500, Schedule H) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001 (Form 5500, Schedule H) of the Perficient 401(k) Employee Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient 401(k) Employee Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Wipfli Ullrich Bertelson LLP

June 14, 2002
Eau Claire, Wisconsin

The Perficient 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

Assets	2001	2000
Investments—At fair value:
Hartford Life:
Mutual funds	$1,416,825	$999,257
Employer securities	23,873	1,579
General insurance account	272,333	—
Participant loans	52,401	—

Total investments	1,765,432	1,000,836
Receivables:
Due from Compete, Inc. Profit Sharing Trust	209	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,765,641	$1,000,836

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2001

2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(258,889)
Participant loan interest	921

Net investment loss	(257,968)
Contributions:
Employee	800,063
Employer	127,088
Rollover	172,768

Total contributions	1,099,919
Transfer from Compete, Inc. Profit Sharing Trust	272,476

Total additions	1,114,427
Deductions from net assets attributed to:
Benefits paid directly to participants	349,337
Administrative expenses	285

Total deductions	349,622

Net increase	764,805
Net assets available for benefits:
Beginning of year	1,000,836

End of year	$1,765,641

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan

Notes to Financial Statements

1. Description of Plan

        The following description of The Perficient 401(k) Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

        Each year participants may contribute up to 20% of their pretax annual compensation to any of the investment funds. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching contributions up to specified amounts at its discretion. The Company may not make a contribution to the Plan for any Plan year to the extent the contribution would exceed the participant's maximum permissible amount. Since January 1, 2000, the matching contribution has been 25% of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant-Directed Investments

        All assets of the Plan are participant-directed investments.

        Participants have the option of directing their account balance to one or more different investment funds. The investment options available are Janus Worldwide Fund, Janus Twenty Fund, Janus Balanced Fund, American Century Ultra Fund, American Century Income and Growth Fund, T. Rowe Price Mid Cap Growth Fund, T. Rowe Price Small Cap Growth Fund, Putnam High Yield Advantage Fund, Hartford Index Fund, Hartford Money Market HLS, and Perficient, Inc. Common Stock.

Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. The Company matching contributions vest based on years of service as follows:

Years of Service	Nonforfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Payment of Benefits

        Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death, or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Forfeited Accounts

        In accordance with the Plan provisions, the forfeitures of participants leaving the Plan are reallocated to the remaining participants. Forfeitures during the year ended December 31, 2001, were $10,678.

Participant Loans

        Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant's vested account balance, or $50,000. Loans are amortized over a maximum of 60 months unless used to purchase the participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments, which are reported when paid.

Valuation of Investments

        Investments in mutual funds, employer securities, and the general insurance account are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. Investments

        The following investments represented 5% or more of the Plan's net assets available for benefits at December 31, 2001:

Current Value
Janus Worldwide Fund	$236,560
Janus Twenty Fund	303,062
Janus Balanced Fund	99,166
American Century Ultra Fund	171,885
American Century Income and Growth	92,259
T. Rowe Price Mid Cap Growth	165,022
Hartford Money Market Fund	217,483
General Insurance Account	272,333
During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
General Insurance Account	$67
Mutual funds	(212,110)
Employer securities	(46,846)

$(258,889)

4. Income Tax Status

        The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. Perficient, Inc. (the "Company") believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Party-In-Interest Transactions

        During the year ended December 31, 2001, the Plan purchased 29,037 shares and sold 3,948 shares of employer securities (Perficient, Inc. common stock). Shares were purchased at a cost of approximately $78,000. Shares were sold at a loss of approximately $5,300. As of December 31, 2001 and 2000, the Plan held 25,349 and 328 shares, respectively of Perficient, Inc. common stock. Total outstanding Perficient, Inc. common stock was approximately 10.5 million shares.

        The Plan is administered by trustees consisting of officers and employees of the Company. The Company pays all administrative expenses of the Plan.

Supplemental Schedules

        The Perficient 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001

Schedule of Assets Held for Investment Purposes
December 31, 2001

Form 5500, Schedule H, Part IV, Line 4(i)

(b) Identity of Issue	(c) Description of Asset	(d) Cost	(e) Current Value
Hartford Life Insurance Company:
General Insurance Account	General insurance account	$272,267	$272,333
Index HLS	Mutual fund	58,338	54,118
Money Market HLS	Mutual fund	216,262	217,483
American Century:
Ultra Fund	Mutual fund	181,680	171,885
Income and Growth Fund	Mutual fund	98,145	92,259
Janus:
Worldwide	Mutual fund	264,818	236,560
Twenty	Mutual fund	350,002	303,062
Balanced Fund	Mutual fund	102,005	99,166
T. Rowe Price:
Mid Cap Growth Fund	Mutual fund	166,470	165,022
Small Cap Growth Fund	Mutual fund	42,771	44,166
Putnam High Yield Advantage Fund	Mutual fund	33,224	33,104
Perficient, Inc.	Employer securities	66,226	23,873
Participant Loans	Interest rates of 7.50% to 10.25%	—	52,401

		$1,852,208	$1,765,432

Exhibits

Exhibit Number	Description
23.1	Consent of Wipfli Ullrich Bertelson LLP

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE PERFICIENT 401(K) EMPLOYEE SAVINGS PLAN
JUNE 28, 2002	By:	/s/ MATTHEW P. CLARK Matthew P. Clark Chief Financial Officer